

Mail Stop 3561

November 22, 2016

Via E-mail
Erfan Kazemi
Chief Financial Officer
Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
Canada V6C3A6

> **Re: Sandstorm Gold Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-35617**

Dear Mr. Kazemi:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2015

Controls and Procedures, page 3

1. Please explain to us how you concluded that your disclosure controls and procedures were effective as of December 31, 2015 considering that your internal control over financial reporting was not effective as of the same date. Specifically, please explain why the material weakness you identified in your internal control over financial reporting did not impact the effectiveness of your disclosure controls and procedures. Please also tell us why you did not state that your internal control over financial reporting was ineffective as required by General Instruction B(6)(c)(3) to Form 40-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining